UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 19, 2015

Medytox Solutions, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

000-54346	90-0902741
(Commission File Number)	(I.R.S. Employer Identification No.)

400 S. Australian Avenue, Suite 800, West Palm Beach, Florida	33401
(Address of Principal Executive Offices)	(Zip Code)

(561) 855-1626

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

As previously disclosed, on January 16, 2015, Medytox Solutions, Inc. ("Medytox") entered into (i) a Loan and Security Agreement (the “Loan Agreement”) with CollabRx, Inc. (“CollabRx”), pursuant to which it is contemplated that Medytox will loan up to $2,395,644 to CollabRx, and (ii) an Agreement (the “Agreement”) with CollabRx, pursuant to which CollabRx agreed that in the event it enters into a merger or other sale transaction involving at least thirty-five percent (35.0%) of its shares or assets with a party other than Medytox (a “Sale Transaction”), CollabRx will pay Medytox a $1,000,000 fee.

On February 19, 2015, Medytox and CollabRx entered into an amendment to the Loan Agreement and the Agreement (the “Amendment”) clarifying that, subject to certain exceptions, (i) the recent offering by CollabRx of shares of its common stock and warrants would not constitute a Sale Transaction for purposes of the Agreement and (ii) the offering will not constitute a change of control of CollabRx or a breach of CollabRx’s covenant to conduct its business in the ordinary course pursuant to the Loan Agreement. Additionally, the Amendment sets forth CollabRx’s agreement not to request any further advances from Medytox pursuant to the Loan Agreement until after it has spent at least the greater of (i) $1,500,000 of the proceeds of the offering or (ii) 60% of the net proceeds of the offering.

Participants in Solicitation

Medytox (OTCQB: MMMS), CollabRx (NASDAQ: CLRX), and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from Medytox and CollabRx stockholders with respect to the proposed business combination. Information about Medytox’s directors and executive officers is available in Medytox’s annual report on Form 10−K for the year ended December 31, 2013. Information about CollabRx’s directors and executive officers is available in CollabRx's proxy statement for its 2014 annual meeting of stockholders, dated July 28, 2014. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the Securities and Exchange Commission (the “SEC”). These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to Medytox’s Investors page on our corporate website at www.medytoxsolutionsinc.com or by going to CollabRx's Investors page on its corporate website at www. collabrx.com.

Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If Medytox and CollabRx enter into a definitive agreement with respect to a potential business combination, CollabRx intends to file a registration statement, including a joint proxy statement of Medytox, and other materials with the SEC in connection with the proposed business combination. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Medytox and CollabRx, at www.sec.gov, the SEC’s website or by going to Medytox's Investors page on our corporate website at www.medytoxsolutionsinc.com or by going to CollabRx’s Investors page on its corporate website at www.collabrx.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2015	MEDYTOX SOLUTIONS, INC.

	By:	/s/ Seamus Lagan
Seamus Lagan, CEO (principal executive officer)